(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-14999

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rica Foods, Inc.

Full Name of Registrant

Costa Rica International, Inc.

Former Name if Applicable

From Intel Office, 800 meters West, 200 meters North and 300 meters West

Address of Principal Executive Office (Street and Number)

City La Ribera de Belen, Heredia, Costa Rica

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously disclosed on Form 8-K, on September 27, 2005, the Board of Directors of the Company received a letter from a shareholder of the Company alleging the occurrence of certain undisclosed transactions between the Company and Mr. Calixto Chaves, his affiliates and/or Industrias Avicolas Integradas, S.A., a Nicaraguan poultry and animal feed company (“Indavinsa”), during Mr. Chaves’ tenure as Chief Executive Officer of the Company from August 1996 until January 2005 (the “Alleged Transactions”).

The Company’s Board of Directors and the Audit Committee established a Special Investigation Subcommittee (the “Committee”). The Committee has been charged with, among other things, (i) conducting an investigation relating to the Alleged Transactions and (ii) reviewing the Alleged Transactions to determine other facts reasonably necessary to allow the Company and its advisers to determine the appropriate disclosure necessary or desirable in connection therewith. The Committee is being assisted by independent, outside legal counsel and its various agents, including accountants.

Although the investigation is still in process, the Committee has advised the Board of Directors and the Audit Committee that the Committee has secured statements and/or documents that indicate the Alleged Transactions probably did occur. Based on the Committee’s work to date, the Company believes that the Alleged Transactions will have an effect on certain of the Company’s previously filed financial statements and/or the notes related thereto.

The Company is still in the process of determining the impact that the Alleged Transactions will have on its financial statements and accordingly, is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 within the prescribed time period. The Company anticipates that the Annual Report will not be filed at least until the investigation is complete.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification:

Gustavo Barboza

Chief Financial Officer

From Intel Office, 800 meters West, 200 meters North and 300 meters West

City La Ribera de Belen, Heredia, Costa Rica

Telephone: (506) 298-1880

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has previously filed all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months. However, based upon the Company’s belief that the Alleged Transactions will have an effect on certain of the Company’s previously filed financial statements and/or the notes related thereto as well as the Stonefield Notice (discussed below), the Board of Directors determined, on December 15, 2005, that the Company’s audited and un-audited financial statements and related independent auditors’ reports since December 1999 should no longer be relied upon. In addition, on December 15, 2005, the Company received written notice from Stonefield Josephson, Inc., its independent accounting firm (“Stonefield”) that, in light of the information communicated by the Committee and its investigative team regarding the Alleged Transactions, Stonefield has, effective December 15, 2005, withdrawn its audit reports dated December 27, 2004, December 29, 2003 and May 23, 2003 with respect to the Company’s financial statements for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☐ Yes ☐ No

For the reasons stated above, a reasonable estimate of the Company’s results of operations for the 2005 fiscal year cannot be made at this time.

Rica Foods, Inc.

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2005	By:	/s/ Gustavo Barboza
		Name:	Gustavo Barboza
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.126-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.